UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Walker & Dunlop, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

93148P102
(CUSIP Number)

Louise Guarneri
Credit Suisse AG
Eleven Madison Avenue, New York, NY 10010
(212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93148P102	13D

1	NAMES OF REPORTING PERSONS Credit Suisse AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 3,322,427 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,322,427 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,322,427 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (See Item 5)
14	TYPE OF REPORTING PERSON BK

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 14, 2012, as amended and supplemented by Amendment No. 1 filed on December 14, 2012 and by Amendment No. 2 filed on February 11, 2013 (the “Original Schedule 13D” and, as further amended by this Amendment No. 3, the “Statement”) with respect to the common stock, $0.01 par value per share (“Shares”), of Walker & Dunlop, Inc. (the “Company”), a Maryland corporation.   The principal executive offices of the Company are located at 7501 Wisconsin Avenue, Suite 1200E, Bethesda, Maryland 20814.    Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.	Identity and Background

The response set forth in Item 2 of the Original Schedule 13D is hereby amended as set forth below.

By replacing the first paragraph of Item 2 of the Original Schedule 13D with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse AG (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking Division (the “Investment Banking Division”) and the Alternative Investments business (the “AI Business”) and U.S. private client services business (the “U.S. PCS Business”) within the Private Banking and Wealth Management Division (collectively, the “Reporting Person”).  The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.  The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, NY 10010.

By replacing the fifth and sixth paragraphs of Item 2 of the Original Schedule 13D with the following:

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products.  The Bank is comprised of the Investment Banking Division and the Private Banking and Wealth Management Division.  The Investment Banking Division provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient.  Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world.  The Private Banking & Wealth Management Division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients.  The Private Banking & Wealth Management Division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses.  Wealth Management Clients serves ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland.  The Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.  Asset Management offers a wide range of investment products and solutions across asset classes and all investment styles, serving governments, institutions, corporations and individuals worldwide.

The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.  CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person.  CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Private Banking and Wealth Management Division (other than the AI Business and the U.S. PCS Business)) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement.  CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person.  The Private Banking and Wealth Management Division (other than the AI Business and the U.S. PCS Business) disclaims beneficial ownership of Shares beneficially owned by the Reporting Person.  The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG and the Private Banking and Wealth Management Division (other than the AI Business and the U.S. PCS Business).

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by adding the following disclosure to each subsection of Item 5 as indicated below:

(a)
As of April 10, 2013, the Reporting Person may be deemed to beneficially own 3,322,427 Shares, all of which are directly owned by Column.  Accordingly, the Reporting Person may be deemed to beneficially own approximately 9.6% of the outstanding Shares of the Company based upon 34,661,016 Shares as reported by the Company in its Form 10-K for the annual period ended December 31, 2012.

(c)
Except as otherwise described herein, the Reporting Person has effected no transactions in the Shares since it filed Amendment No. 2 to Schedule 13D on February 11, 2013.

On February 12, 2013, Column sold 27,823 Shares pursuant to the New Sales Plan at sale prices that ranged from $21.39 to $21.55 per Share (with a weighted average price of $21.46).  On March 12, 2013, Column sold 44,919 Shares pursuant to the New Sales Plan at sale prices that ranged from $19.63 to $19.96 per Share (with a weighted average price of $19.79).  On March 13, 2013, Column sold 11,661 Shares pursuant to the New Sales Plan at sale prices that ranged from $18.98 to $19.43 per Share (with a weighted average price of $19.19).  On March 14, 2013, Column sold 115,900 Shares pursuant to the New Sales Plan at sale prices that ranged from $19.00 to $19.07 per Share (with a weighted average price of $19.00).  On March 19, 2013, Column sold 9,309 Shares pursuant to the New Sales Plan at sale prices that ranged from $18.80 to $19.15 per Share (with a weighted average price of $19.00).  On March 20, 2013, Column sold 28,966 Shares pursuant to the New Sales Plan at sale prices that ranged from $18.80 to $19.03 per Share (with a weighted average price of $18.94).  On March 21, 2013, Column sold 21,034 Shares pursuant to the New Sales Plan at sale prices that ranged from $18.72 to $18.91 per Share (with a weighted average price of $18.78).  On March 22, 2013, Column sold 49,225 Shares pursuant to the New Sales Plan at sale prices that ranged from $18.50 to $18.74 per Share (with a weighted average price of $18.62).  On March 25, 2013, Column sold 36,721 Shares pursuant to the New Sales Plan at sale prices that ranged from $18.29 to $18.60 per Share (with a weighted average price of $18.47).  On March 26, 2013, Column sold 67,279 Shares pursuant to the New Sales Plan at sale prices that ranged from $17.75 to $18.14 per Share (with a weighted average price of $17.83).  On March 27, 2013, Column sold 69,945 Shares pursuant to the New Sales Plan at sale prices that ranged from $18.05 to $18.30 per Share (with a weighted average price of $18.17).  On March 28, 2013, Column sold 89,687 Shares pursuant to the New Sales Plan at sale prices that ranged from $17.99 to $18.20 per Share (with a weighted average price of $18.01).  On April 2, 2013, Column sold 17,761 Shares pursuant to the New Sales Plan at sale prices that ranged from $18.00 to $18.02 per Share (with a weighted average price of $18.00).  All of the Shares were sold in multiple open market transactions.  The Reporting Person undertakes to provide the staff of the SEC, the Company, or a stockholder of the Company, upon request, the number of Shares sold at each separate price within the ranges reported above.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 10, 2013

CREDIT SUISSE AG

By:  /s/ Louise Guarneri

Name:  Louise Guarneri
Title:    Managing Director